2500 Sumner Boulevard Raleigh, North Carolina 27616	VIA EDGAR

January 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez

Re:	LipoScience, Inc.
Registration Statement on Form S-1
File No. 333-175102

Acceleration Request
Requested Date:	Thursday, January 24, 2013
Requested Time:	4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 24, 2013, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Brent Siler, Darren DeStefano and Brian Leaf of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LipoScience, Inc.

By:	/s/ Ashok D. Marin

Ashok D. Marin
Vice President, General Counsel, Secretary and Chief Compliance Officer

cc:	Richard O. Brajer, LipoScience, Inc.
Brent B. Siler, Cooley LLP
Darren DeStefano, Cooley LLP
Brian F. Leaf, Cooley LLP
Glenn R. Pollner, Gibson, Dunn & Crutcher, LLP

January 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LipoScience, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-175102)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 5,750,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on January 24, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 10, 2013, through the date hereof:

Preliminary Prospectus dated January 10, 2013:

2,886 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
UBS SECURITIES LLC
PIPER JAFFRAY & CO.

As Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President